Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings from continuing operations before income taxes	$4,789	$4,678	$4,753	$4,123	$4,083

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(471)	(516)	(466)	(447)	(524)
Dividends from less than 50% owned affiliates	249	224	193	168	148
Fixed Charges	529	888	1,613	1,881	1,787
Interest capitalized, net of amortization	(9)	(5)	—	5	6

Earnings available for fixed charges	$5,087	$5,269	$6,093	$5,730	$5,500

Fixed Charges:

Interest incurred (A):
Consumer Products	$451	$697	$1,283	$1,525	$1,427
Financial Services	38	54	81	107	94

	489	751	1,364	1,632	1,521

Portion of rent expense deemed to represent interest factor	40	137	249	249	266

Fixed Charges	$529	$888	$1,613	$1,881	$1,787

Ratio of earnings to fixed charges (B)	9.6	5.9	3.8	3.0	3.1

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(B)	Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5, 9.5, 7.6, 5.7, and 5.7 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.